SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

Announcement  |  Lisbon  |  14 November 2014

Qualified holding — Morgan Stanley

Portugal Telecom, SGPS S.A. (“PT SGPS”) hereby informs that it was notified of the following regarding a qualified holding of Morgan Stanley:

A) 2% threshold exceeded (5 November 2014)

This change was due to the acquisition, on 5 November 2014, of 1,082,075 PT SGPS ordinary shares, the majority of which was executed on the Euronext Lisbon regulated market, and the remainder part was executed through OTC transactions, and to the increasing of borrowed positions in the amount of 1,453,811 PT SGPS ordinary shares. All these transactions were executed by Morgan Stanley & Co. International plc. As a result, Morgan Stanley held a qualified holding corresponding to 19,148,846 ordinary shares representing 2.14% of PT SGPS’ share capital and corresponding voting rights.

Additionally, PT SGPS was informed that this qualified holding was held as follows:

•                      Morgan Stanley & Co. International plc: 14,759,449 ordinary shares representing 1.65% of the share capital and voting rights in PT SGPS;

•                      Morgan Stanley & Co. LLC: 4,241,792 ordinary shares representing 0.47% of the share capital and voting rights in PT SGPS;

•                      Morgan Stanley Smith Barney LLC: 147,605 ordinary shares representing 0.02% of the share capital and voting rights in PT SGPS.

B) Position fell below 2% threshold (7 November 2014)

This change was due to Morgan Stanley & Co. International plc decreasing, on 7 November 2014, borrowed positions in the amount of 291,782 PT SGPS ordinary shares. As a result, Morgan Stanley now holds a holding corresponding to 17,913,568 ordinary shares representing 1.998% of PT SGPS’ share capital and corresponding voting rights.

Additionally, PT SGPS was informed that this holding is held as follows:

•                      Morgan Stanley & Co. International plc: 13,526,071 ordinary shares representing 1.509% of the share capital and voting rights in PT SGPS;

•                      Morgan Stanley & Co. LLC: 4,241,792 ordinary shares representing 0.473% of the share capital and voting rights in PT SGPS;

•                      Morgan Stanley Smith Barney LLC: 145,705 ordinary shares representing 0.016% of the share capital and voting rights in PT SGPS.

PT SGPS was further informed that the parent company Morgan Stanley controls Morgan Stanley & Co. International plc, Morgan Stanley & Co. LLC and Morgan Stanley Smith Barney LLC, through the following chains of companies:

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

•                      Morgan Stanley & Co. International plc: Morgan Stanley International Holdings Inc., Morgan Stanley International Limited, Morgan Stanley Group (Europe), Morgan Stanley UK Group and Morgan Stanley Investments (UK);

•                      Morgan Stanley & Co. LLC: Morgan Stanley Capital Management LLC and Morgan Stanley Domestic Holdings Inc;

•                      Morgan Stanley Smith Barney LLC: Morgan Stanley Capital Management LLC, Morgan Stanley Domestic Holdings Inc and Morgan Stanley Smith Barney Holdings LLC.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 of the Portuguese Securities Commission Regulation no. 5/2008, following communications received from Morgan Stanley & Co. International plc, with office at The Cerium Building, 55 Douglas Street , Glasgow G2 7NP, Scotland.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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